SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras is the highest bidder in the us Gulf of Mexico lease sale

(Rio de Janeiro, July August 21 18, 2005). – PETRÓLEO BRASILEIRO S/A – PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that Petrobras America, subsidiary of Petrobras in the USA, presented the higher number of winner proposals in the bid promoted by the Minerals Management Service. The company presented proposals for 57 blocks, being the highest bidder for 53 blocks, in a total amount of US$ 30.1 M. With this result, Petrobras ensured 100% of participation, and the condition as Operator, in a set of blocks comprising eight prospects with high potential for oil and gas reserves, from which 3 are in ultradeep waters, 4 in the west part of the US Gulf of Mexico, and 1 in deep waters in the Garden Banks quadrant.

The success in the current bid addresses the priorities established by Petrobras in its Strategic Plan, including deep and ultradeep waters in the Gulf of Mexico, among the focus areas for participation in the exploratory activities abroad. At the same time, the Company consolidates its position as one of the leaders in the exploration activities in Gulf of Mexico ultradeep waters, where it is associated with giant worldwide oil industry companies, with participations in 3 major discoveries in that region, and in an already producing field.

In the set of blocks acquired, 1 is near to the Cottonwood discovery, located in the GB 244 block, in water depth of700 m, where the first well operated by Petrobras in deep waters in the Gulf of Mexico is being drilled. Depending on the results of this well, first oil may happen in 2007. The inclusion of this new block in the projects portfolio, in the Garden Banks quadrant, will allow higher sinergy through the joint development of future discoveries.

The current bid allowed the extension of Petrobras participation in other area the company has interest, the region located in the western region of the US Gulf of Mexico, in the Corpus Christi, Padre Island and Mustang Island quadrants. The Company chose such quadrants as priority, with a differentiated view about the geological perspectives, where there are a number of structures not yet tested that, potentially, may contain large oil and gas reserves. The drilling of the first well in this region is planned for the next year.

Petrobras America estimates investing near US$ 150 M this year and, until 2010, approximately US$ 1.7 B, expecting a production over 100 thousand barrels of oil per day in the beginning of the next decade.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.